SIGNED COPY

02050726

SEC MAIL PROCESSING
RECEIVED
AUG 0 9 2002
WASH. D.C. 154 SECTION

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a - 16 OR 15d -16 OF
THE SECURITIES EXCHANGE ACT OF 1934

PE

FOR 1 AUGUST 2002

PROCESSED
AUG 1 2 2002
THOMSON FINANCIAL P

IMPERIAL CHEMICAL INDUSTRIES PLC

20 MANCHESTER SQUARE, LONDON, W1U 3AN, ENGLAND

INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F

FORM 20-F __X__ FORM 40-F ______

INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

YES ______ NO __X__

IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g3-2(b)): 82-__________.

The following information has been given to The Stock Exchange, London and is furnished pursuant to General Instruction B to the General Instructions to FORM 6-K.

IMPERIAL CHEMICAL INDUSTRIES PLC

GROUP RESULTS (Unaudited) **SECOND QUARTER AND HALF YEAR 2002**

		First Half		Second Quarter	
		2002	**2001**	**2002**	**2001**
		£m	**£m**	**£m**	**£m**
Turnover	– **International Businesses†**	2,821	2,869	1,475	1,476
	– **Group**	3,091	3,321	1,617	1,681
EBITDA	– **International Businesses**	361	372	194	202
	– **Group**	367	389	202	210
Trading Profit*	– **International Businesses**	273	285	150	158
	– **Group**	265	284	151	157
Profit before tax*		191	210	125	125
Net profit*		128	134	83	81
EPS*		12.2p	15.4p	7.2p	9.3p
Dividend per £1 Ordinary Share		3.0p	5.19p		

- COMPARABLE SALES FOR THE INTERNATIONAL BUSINESSES 1% AHEAD FOR THE QUARTER, WITH EXCELLENT GROWTH IN ASIA AND A RETURN TO GROWTH IN NORTH AMERICA
- COMPARABLE TRADING PROFITS FOR THE INTERNATIONAL BUSINESSES 3% LOWER FOR THE QUARTER
  - STRONG PERFORMANCES IN NATIONAL STARCH (+8%) AND PAINTS (+7%)
  - DIFFICULT QUARTER FOR QUEST (-38%) DUE TO WEAK FRAGRANCE SALES AND FLAVOUR PRODUCTION PROBLEMS
  - PERFORMANCE SPECIALTIES SIGNIFICANTLY IMPROVED FROM Q1 BUT 13% LOWER
- GROUP PROFIT BEFORE TAX £125M FOR THE QUARTER - IN LINE WITH 2001 - AND £191M FOR THE HALF YEAR
- INTEREST COVER IMPROVED TO 5.2 TIMES (2001: 4.0) FOR THE QUARTER AND 3.9 TIMES (2001: 3.4) FOR THE HALF YEAR
- CASHFLOW IMPROVED. NET DEBT £2.3BN AT THE HALF YEAR
- INTERIM DIVIDEND 3.0P PER SHARE

† International Businesses comprise National Starch, Quest, Performance Specialties and Paints; Further details are given in Appendix VIII.

*Profit and EPS figures are quoted before goodwill amortisation and exceptional items. 2001 has been restated for the bonus element of the Rights Issue, and FRS 19.

CHAIRMAN'S COMMENTS

Trading

Trading conditions improved generally in the second quarter.

The International Businesses delivered excellent growth in Asia (+10% on a comparable basis), and, after 18 months, North America returned to growth (+2%). This offset slightly lower sales in Europe (-1%) and the continued difficult trading environment in Latin America, where sales were 5% lower. Overall, comparable sales for the quarter were 1% ahead.

Comparable trading profit for the International Businesses for the quarter was 3% lower. National Starch and Paints delivered good growth of 8% and 7% respectively, whilst Performance Specialties improved from Q1, but was 13% lower than in Q2 2001. Quest had a disappointing quarter (-38%) due to weakness in fragrance sales and production problems at a major flavour site due to systems changes. Flavour production volumes have now been restored, although there will be a trading profit impact in the second half, which is currently estimated at around £10m.

Results from the Regional and Industrial businesses improved, notably for the PTA business in Pakistan. Group trading profit for the quarter was £151m - £6m below Q2 2001. This shortfall, and lower income from associates, were offset by lower interest costs, and Group profit before tax for the quarter was £125m - in line with last year.

For the half year, Group profit before tax was £191m, 9% lower. Net profit was 2% higher for the quarter, and 4% lower for the half.

Divestments

As announced in June, an agreement was reached for the sale of the Groups' investments in Huntsman International to CSFB Global Opportunities Partners, L.P. Net proceeds from the transaction are expected to be US$430m, of which US$160m (£109m) was received in the second quarter, with the remainder expected before end May 2003.

The Synetix divestment process is continuing satisfactorily.

Cash Flow

Despite normal seasonal working capital increases, cash outflow before financing for the half year was almost £50m better than in 2001 at £186m. The Rights Issue proceeds reduced net debt at 30 June 2002 to £2.3bn.

Interest cover rose from 4.0 to 5.2 times for the quarter and from 3.4 to 3.9 times for the half year.

Dividend

In autumn 2000 we announced the decision to re-base future annual dividends from 2002 to a level equivalent to about one third of net profit before goodwill amortisation and exceptional items. The Board intends to follow this policy, and has declared an interim dividend of 3.0 pence per share.

Outlook

The improved trading conditions seen in the second quarter, and ICI's robust overall performance in challenging circumstances, have sustained our belief that prospects for the year are satisfactory, despite the temporary production problems at Quest.

GROUP FINANCIAL REVIEW

	First Half 2002 £m	First Half 2001 £m	Second Quarter 2002 £m	Second Quarter 2001 £m
Turnover				
International businesses	2,821	2,869	1,475	1,476
Regional and Industrial	288	473	151	217
Eliminations	(18)	(21)	(9)	(12)
Total Group	3,091	3,321	1,617	1,681

Profit (before goodwill amortisation and exceptional items)	First Half 2002 £m	First Half 2001 £m	Second Quarter 2002 £m	Second Quarter 2001 £m
International businesses	273	285	150	158
Regional and Industrial	(8)	(1)	1	(1)
Total Group trading profit	**265**	**284**	**151**	**157**
Income from associates (net of interest)	(9)	14	4	9
Net interest for the Group	(65)	(88)	(30)	(41)
Profit before tax	**191**	**210**	**125**	**125**
Taxation*	(55)	(65)	(36)	(39)
Attributable to minorities	(8)	(11)	(6)	(5)
Net profit for the period*	128	134	83	81
Earnings per £1 Ordinary Share*	**12.2p**	**15.4p**	**7.2p**	**9.3p**

Key ratios	First Half 2002	First Half 2001	Second Quarter 2002	Second Quarter 2001
Trading margin (International Businesses) - %	9.7	9.9	10.2	10.7
Trading margin (ICI Group) – %	8.6	8.6	9.3	9.3
Interest cover – times	3.9	3.4	5.2	4.0
Effective tax rate - %*	29	31	29	31

* 2001 has been restated for the effects of the Rights Issue and FRS 19

GROUP FINANCIAL REVIEW (continued)

Turnover for the International Businesses for the second quarter was £1,475m, 1% ahead of 2001 on a comparable basis and in line as reported. National Starch (+3%), Paints (+1%) and Performance Specialties (+5%) were all ahead on a comparable basis, with Quest 6% lower. Turnover for the Regional and Industrial businesses reduced by £66m due to a reduction in nil margin sales and the impact of businesses divested in 2001.

For the half year, comparable sales for the International Businesses were 1% lower. Group turnover was £3,091m, 7% lower than in 2001.

Trading profit for the quarter was £151m, 4% below prior year, largely as a result of the shortfall in Quest. For the half year, trading profit was 7% lower, at £265m. Comparable trading profit for the International Businesses for the half was 3% lower, with growth in National Starch (+5%) and Paints (+6%) offset by lower profits in Quest (-19%) and Performance Specialties (-23%).

Income from associates (net of interest) for the second quarter and half year were a profit of £4m and a loss of £9m, respectively, both below 2001 due principally to lower results from Huntsman International. Following the agreement announced in June, ICI's investment in Huntsman International will henceforth be accounted for as an investment.

The Group **net interest charge** was £30m for the second quarter and £65m for the half year, £11m and £23m lower than in 2001, respectively, due to the impact of lower interest rates and lower average levels of net debt.

Profit before tax for the second quarter, at £125m, was in line with prior year. For the half year, profit before tax of £191m was 9% lower.

Taxation on profits of £36m for the quarter and £55m for the half reflected an effective tax rate of 29%.

Earnings per share (before exceptional items and goodwill amortisation) were 7.2p for the second quarter and 12.2p for the half year.

GROUP FINANCIAL REVIEW (continued)

OPERATING CASH FLOW

	First Half 2002 £m	First Half 2001 £m
Earnings before Interest, Tax, Depreciation and Amortisation (EBITDA)	367	389
Movement in working capital	(201)	(214)
Capital expenditure	(107)	(116)
Other items including spend against restructuring provisions	(27)	(8)
Operating cash flow after capital expenditure	**32**	**51**
Interest and tax excluding tax on divestments	(138)	(122)
Dividends paid / received	(79)	(145)
Acquisitions	(11)	(52)
Net operating cash outflow – Total Group	**(196)**	**(268)**

RESHAPING AND LEGACY CASH FLOWS

	First Half 2002 £m	First Half 2001 £m
Divestment proceeds from sale of assets and businesses	129	318
Tax paid on divestments	(8)	(10)
Payments against divestment provisions	(44)	(209)
Special top-up pension payment	(30)	(30)
Loans to Associates and other Investments	(37)	(35)
Net cash in / (out) flow due to reshaping and legacy items	**10**	**34**

MOVEMENT IN NET DEBT

	First Half 2002 £m	First Half 2001 £m
Opening net debt	**(2,917)**	**(2,799)**
Net operating cash outflow	(196)	(268)
Net cash in / (out) flow due to reshaping and legacy items	10	34
Cash flow before financing	**(186)**	**(234)**
Net Proceeds from the Rights Issue	807	-
Non cash movements in net debt arising on foreign currency translation	19	(110)
Total movement in net debt	**640**	**(344)**
Closing net debt	**(2,277)**	**(3,143)**

Note Appendix VI includes an FRS 1 Cash Flow Statement with notes reconciling the above presentation to the FRS1 cash flow statement within Appendix VIII.

GROUP FINANCIAL REVIEW (continued)

This analysis of Group cash flow distinguishes between cash flows relating to operating activities and those related to portfolio reshaping and legacy issues. Included within "reshaping and legacy" are gross proceeds from divestments, cash expenditures following divestments (including tax paid and payments against divestment provisions, which, in some cases will continue for a number of years), and the ICI UK Pension Fund top-up payments.

Operating cash flow

Operating cash flow after capital expenditure for the Group was an inflow of £32m for the half year, £19m lower than 2001, with the benefits of efficiency improvements in working capital and slightly lower capital expenditure offset by higher investment in restructuring projects. Interest, tax and dividends paid were £217m for the half year, £50m lower than the same period in 2001 due to reduced dividend outflows, while acquisition expenditure was also lower. Consequently, net operating cash outflow of £196m was £72m better than last year.

Reshaping and legacy cash flows

Cash flow on reshaping and legacy items in the half year was an inflow of £10m. Proceeds from the divestment programme of £129m, principally the first instalment in relation to the sale of ICI interests in Huntsman International, offset payments against divestment provisions, the top-up of the UK Pension Fund, and loans to associates and other investments, principally Ineos-Chlor.

Movement in net debt

For the half year, net debt reduced by £640m to £2,277m. Reductions are anticipated from normal seasonal working capital movements in the second half of the year. Proceeds from the divestment of Synetix will provide a further structural reduction in levels of net debt.

OPERATIONAL REVIEW - CONTINUING OPERATIONS

An explanation of the Group's segmentation is set out in Appendix VIII. The key headline numbers on pages 7 through 14 of this Press Release are quoted before accounting for goodwill amortisation and exceptional items.

Unless otherwise stated, the commentary on pages 7 through 12, for National Starch, Quest, Performance Specialties and Paints, refers to performance measured on a comparable basis excluding the effect of currency translation differences and the impact of acquisitions and divestments.

National Starch

2nd Quarter					Half Year			
2002 £m	2001 £m	Reported %	Comparable %		2002 £m	2001 £m	Reported %	Comparable %
481	473	2	3	Sales	935	943	(1)	-
74	70	6	7	EBITDA	147	140	5	5
55	52	6	8	Trading Profit	110	105	5	5

Overall sales for National Starch were 3% ahead for the quarter, with sales improving as the quarter progressed. Asia delivered double-digit growth, and North America grew by 1% - the first quarter of sales growth since the third quarter of 2000. Raw material cost impacts were mixed, with continued benefits from lower petrochemical-based material costs partially offset by higher natural material costs. Nethertheless, with fixed costs remaining under good control, trading profit for the quarter was 8% ahead.

Adhesives sales for the quarter were in line with prior year, with growth in Asia, particularly China, offsetting lower sales in the US. Improved gross margin percentages resulted in good profit growth for the quarter.

Starch sales were 4% ahead for the quarter, but increased feedstock costs and adverse product mix lowered margins and trading profit was consequently well down. Sales growth was particularly strong in Europe and Asia, more than compensating for slightly lower sales in North America.

Sales were 3% up for the quarter for **Specialty Synthetic Polymer**, with strong growth in Asia and the US. Trading margins benefited from lower raw materials and continuing attention to fixed costs, and trading profits were consequently well ahead for the quarter.

The **Electronic and Engineering Materials** business had an excellent quarter. Whilst the sustainability of the recovery remains uncertain, sales for the quarter were up by 12% and trading profits were consequently significantly ahead. Ablestik and Emerson & Cuming performed particularly well.

Quest

2nd Quarter 2002 £m	2001 £m	Reported %	Comparable %		Half Year 2002 £m	2001 £m	Reported %	Comparable %
178	190	(6)	(6)	Sales	361	376	(4)	(3)
24	36	(33)	(33)	EBITDA	58	69	(16)	(16)
19	31	(39)	(38)	Trading Profit	48	60	(20)	(19)

Quest had a difficult quarter, with sales 6% lower due, in particular, to weakness in fragrance sales and flavour production problems at its site in Naarden, the Netherlands, following the implementation of new ERP systems. Despite a slight improvement in gross margin percentages, the combined impact of the sales shortfall, planned investment in fixed costs and increased expenses associated with the production difficulties, was 38% lower trading profits for the quarter.

Fragrance sales were 7% lower for the quarter, with all regions below 2001. Growth was restored in Fine Fragrances, and continued in Oral Care, but Fabrics and Household were lower, principally as a result of reduced customer offtake. Current order levels have improved, but trading profit was well down for the second quarter.

Food sales were 5% lower for the quarter. North America and Asia delivered good growth, but Europe was lower in Dairy and Beverage segments due to the production problems in Naarden, which reduced trading profit by some £4m for the quarter. Flavour production volumes have now been restored. A combination of 7-day working in Naarden, relocation of manufacturing to other Quest sites, and toll manufacturing is now being utilised in order to reduce the order backlog. There will, however, be a further trading profit impact in the second half, which is currently estimated at around £10m.

Performance Specialties

2nd Quarter					Half Year			
2002 £m	2001 £m	Reported %	Comparable %		2002 £m	2001 £m	Reported %	Comparable %
222	213	4	5	Sales	422	432	(2)	(2)
22	26	(15)	(10)	EBITDA	44	55	(20)	(16)
15	18	(17)	(13)	Trading Profit	29	39	(26)	(23)

Performance Specialties results improved from the first to the second quarter. Overall sales for the quarter were 5% ahead of Q2 2001, with growth in North America and Asia. Sales in Europe remained slightly below last year. Gross margins continued to be somewhat depressed, however, and, despite good cost control, trading profit for the quarter was 13% lower than prior year.

Agreement was reached during the quarter for the sale of the Security Systems business to Lincolnshire Management Inc. The sale was completed in July 2002.

Uniqema sales and profits for the quarter were ahead of Q1, and sales were 5% up on prior year. Strong growth was delivered in both Personal Care and Lubricants, and performance improved in Process Intermediates as the quarter progressed. Glycerine prices rose slightly in the quarter, but remained below the levels of Q2 2001. The overall impact was a much-reduced trading profit shortfall against last year for the second quarter in comparison with the first.

Synetix sales were also 5% ahead of 2001 for the quarter, although trading profit was lower due to continued investment in fixed costs. The Oil and Gas segment had another strong quarter and the Polymer, Chemicals & Edible Oil areas improved from Q1.

Paints

2nd Quarter 2002 £m	2001 £m	Reported %	Comparable %		Half Year 2002 £m	2001 £m	Reported %	Comparable %
594	600	(1)	1	Sales	1,103	1,118	(1)	-
74	70	6	5	EBITDA	112	108	4	5
61	57	7	7	Trading Profit	86	81	6	6

Paints continued to perform strongly in Q2. Overall sales and trading profits were up 1% and 7% respectively for the quarter, despite the continued adverse effects of difficult trading conditions in Latin America.

Sales for the quarter in **Europe** were essentially in line with last year. Strong sales in UK retail in April and May offset a lower June, which was impacted by the effects of the Jubilee celebrations and World Cup. The UK trade and Polish businesses performed well for the quarter overall.

In **North America** sales for the quarter were 1% up. Trading profit was well ahead due to the impact of continued tight cost control and the initial results of the restructuring programme announced last year. Sales into the US domestic housing market were strong, somewhat offset by weakness in the industrial and commercial paints market.

Asia had another excellent quarter, with sales almost 10% up and trading profits significantly ahead. Performance was particularly strong in Indonesia, Thailand and Vietnam. Sales in **Latin America**, in US dollar terms, were however, 17% lower for the quarter, and trading profit was consequently well down.

The **Packaging** business delivered growth of 5% for the quarter, with good performances in all regions outside Europe. Investment in fixed costs, however, meant that trading profit was lower.

Regional and Industrial

2nd Quarter 2002 £m	2nd Quarter 2001 £m	Reported %		Half Year 2002 £m	Half Year 2001 £m	Reported %
151	217	(30)	Sales	288	473	(39)
8	8	-	EBITDA	6	17	(65)
1	(1)	200	Trading Profit	(8)	(1)	(700)

Excluding nil margin sales and divested businesses, sales in the Regional and Industrial businesses were 6% ahead for the quarter, with growth in Pakistan more than offsetting a significant decline in dollar terms in Argentina. Nil margin sales were £45m for the quarter compared to £76m in 2001.

Trading profit improved substantially from Q1, and was £1m for the quarter - largely the result of improved sales and margins for the PTA business in Pakistan.

Exceptional Items

Exceptional items for the first half and the second quarter were as follows:-

	First Half		Second Quarter	
	2002 £m	2001 £m	2002 £m	2001 £m
Exceptional operating items in trading profit	-	-	-	-
Profit/(loss) on sale or closure of operations	13	(11)	8	(2)
Fundamental reorganisation	-	-	-	-
Profit/(loss) on disposal of fixed assets	3	2	1	2
Exceptional items in interest	-	-	-	-
Exceptional items before tax and minority interests	16	(9)	9	-
Taxation	(2)	(10)	(1)	1
Minority interests	(3)	1	-	1
Exceptional items after tax and minority interests	11	(18)	8	2

Profit on sale of operations for the quarter included a release of provisions relating to divestments completed in previous years of £7m.

Huntsman International

During the quarter the Group announced a further agreement relating to the divestment of its equity interest and loan notes in Huntsman International. The carrying value of these investments at the date of the transaction was £232m.

US$160m (£109m) was received on initial closing of this transaction in the quarter, with a further US$270m plus interest due no later than May 2003.

For accounting purposes, on initial closing of the transaction the loan notes were treated as sold, with the equity investment in Huntsman International no longer being treated as an associated undertaking but held as an investment. The total profit on disposal has been deferred until receipt of the outstanding balances.

DIVIDEND

The Board has declared an interim dividend of 3p per £1 Ordinary Share, which will be payable, to members on the register on 23 August, on 4 October 2002 for ordinary shareholders and 11 October for ADR holders.

FURTHER INFORMATION

Access will be available live by telephone and over the internet to the results presentation to investment analysts at 9am BST. Participants can see the presentation by going to ICI's website, www.ici.com, and hear the presentation by dialling +44 (0) 20 8240 8240. A recorded version of the conference will also be available later in the day from the Investor Relations section of the website.

EARNINGS PER ORDINARY SHARE

Earnings per ordinary share for the first half year are calculated by dividing the profit after tax before exceptional items and goodwill amortisation by 1,045 million ordinary shares, being the weighted average number of shares in issue (less shares held by the Group's employee share plans and adjusted for the rights issue from the day consideration was receivable on the 21 March 2002) during the period. Earnings per share for the second quarter and the comparable period are calculated as the cumulative earnings per share for the half year less the earnings per share for the first quarter.

RESTATEMENT OF PRIOR YEAR RESULTS

FRS 19 restatement

The Group has applied the provisions of FRS 19 for the year ending 31 December 2002. The application has led to the restatement of prior period balance sheets. This has resulted in a decrease in shareholders funds of 31 December 2000 £(33)m, 31 March 2001 £(49)m and 30 June 2001 £(58)m and reduced the prior period profit and loss accounts for three and six months ended 30 June 2001 by £(12)m and £(21)m respectively.

Dividends and Earnings per share

On 4 February 2002, the Company announced a rights issue to raise approximately £808 million, net of expenses. Under the terms of the rights issue 463,191,802 new ordinary shares were issued in April 2002 at 180p per share on the basis of seven new ordinary shares for every eleven existing ordinary shares. The actual cum rights price on the 25 February 2002, the last day of quotation cum rights, was 319p per share and the theoretical ex rights price for an ordinary share was therefore 265p per share.

The comparative dividends per share and earnings per share are shown after applying the factor 265/319 to the declared and published figures for 2001 in order to adjust for the bonus element in the rights issue in accordance with FRS 14 Earnings per Share.

NEXT ANNOUNCEMENT

Trading results for the third quarter of 2002 will be announced on 31 October 2002.

Imperial Chemical Industries PLC, 20 Manchester Square, London W1U 3AW
1 August 2002

Attachments

Appendix I	Group Profit and Loss Account
Appendix II	Segment Information - Turnover
Appendix III	Segment Information - Trading Profit before Exceptional Items
Appendix IV	Summary Group Balance Sheet
Appendix V	Statement of Group Total Recognised Gains and Losses
	Reconciliation of Movements in Shareholders' Funds
Appendix VI	Summary Group Cash Flow
Appendix VII	US GAAP Reconciliation
Appendix VIII	Notes

IMPERIAL CHEMICAL INDUSTRIES PLC

GROUP PROFIT AND LOSS ACCOUNT

FIRST HALF 2002

The unaudited trading results of the Group for the first half 2002, are set out below, with comparative restated figures for 2001 set out on the following page:

	First Half 2002			
	Continuing Operations		Discontinued Operations	Total
	Before Exceptional Items £m	Exceptional Items £m	£m	£m
Turnover	3,091		-	3,091
Trading profit (loss)	247	-	-	247
(after deducting goodwill amortisation)	*(18)*	-	-	*(18)*
Income from associates	17	-	-	17
Profit (loss) on sale of operations		7	6	13
Fundamental reorganisation costs		-	-	-
Profits (losses) on disposal of fixed assets		3	-	3
Profit (loss) on ordinary activities before interest	264	10	6	280
Net interest payable - Group	(65)	-	-	(65)
- Associates	(26)	-	-	(26)
Profit (loss) on ordinary activities before taxation	173	10	6	189
Taxation	(55)	(2)	-	(57)
Attributable to minorities	(8)	(3)	-	(11)
Net profit (loss) for the financial period	110	5	6	121
Dividends				(36)
Profit (loss) retained				85
Profit before goodwill amortisation, taxation and exceptionals	191		-	191
Profit before taxation and exceptionals	173		-	173
Net Profit (loss) before exceptionals	110		-	110
Earnings (loss) per £1 Ordinary Share:				
- before goodwill amortisation and exceptionals				12.2p
- before exceptionals				10.5p
- after exceptionals				11.6p
Weighted average number of shares				1,045m

IMPERIAL CHEMICAL INDUSTRIES PLC

GROUP PROFIT AND LOSS ACCOUNT

FIRST HALF COMPARATIVES FOR 2001 (as restated)

	First Half 2001 (as restated)			
	Continuing Operations		Discontinued Operations	Total
	Before Exceptional Items £m	Exceptional Items £m	£m	£m
Turnover	3,321		-	3,321
Trading profit (loss)	266	-	-	266
(after deducting goodwill amortisation)	*(18)*	-	-	*(18)*
Income from associates	47	-	-	47
Profit (loss) on sale of operations		(17)	6	(11)
Fundamental reorganisation costs		-	-	-
Profits (losses) on disposal of fixed assets		2	-	2
Profit (loss) on ordinary activities before interest	313	(15)	6	304
Net interest payable - Group	(88)	-	-	(88)
- Associates	(33)	-	-	(33)
Profit (loss) on ordinary activities before taxation	192	(15)	6	183
Taxation	(65)	6	(16)	(75)
Attributable to minorities	(11)	1	-	(10)
Net profit (loss) for the financial period	116	(8)	(10)	98
Dividends				(45)
Profit (loss) retained				53
Profit before goodwill amortisation, taxation and exceptionals	210		-	210
Profit (loss) before taxation and exceptionals	192		-	192
Net Profit (loss) before exceptionals	116		-	116

Earnings (loss) per £1 Ordinary Share:	
- before goodwill amortisation and exceptionals	15.4p
- before exceptionals	13.3p
- after exceptionals	11.3p
Weighted average number of shares	869m

IMPERIAL CHEMICAL INDUSTRIES PLC

GROUP PROFIT AND LOSS ACCOUNT

SECOND QUARTER 2002

The unaudited trading results of the Group for the Second quarter 2002, are set out below, with comparative restated figures for 2001 set out on the following page:

	Second Quarter 2002			
	Continuing Operations		Discontinued Operations	Total
	Before Exceptional Items £m	Exceptional Items £m	£m	£m
Turnover	1,617		-	1,617
Trading profit (loss)	142	-	-	142
(after deducting goodwill amortisation)	*(9)*	-	-	*(9)*
Income from associates	14	-	-	14
Profit (loss) on sale of operations		2	6	8
Fundamental reorganisation costs		-	-	-
Profits (losses) on disposal of fixed assets		1	-	1
Profit (loss) on ordinary activities before interest	156	3	6	165
Net interest payable - Group	(30)	-	-	(30)
- Associates	(10)	-	-	(10)
Profit (loss) on ordinary activities before taxation	116	3	6	125
Taxation	(36)	(1)	-	(37)
Attributable to minorities	(6)	-	-	(6)
Net profit (loss) for the quarter	74	2	6	82
Dividends				(36)
Profit (loss) retained				46
Profit before goodwill amortisation, taxation and exceptionals	125		-	125
Profit (loss) before taxation and exceptionals	116		-	116
Net Profit (loss) before exceptionals	74		-	74
Earnings (loss) per £1 Ordinary Share:				
- before goodwill amortisation and exceptionals				7.2p
- before exceptionals				6.5p
- after exceptionals				7.3p
Weighted average number of shares				1,181m

IMPERIAL CHEMICAL INDUSTRIES PLC

GROUP PROFIT AND LOSS ACCOUNT

SECOND QUARTER COMPARATIVES FOR 2001 (as restated)

	Second Quarter 2001 (as restated)			
	Continuing Operations		Discontinued Operations	Total
	Before Exceptional Items £m	Exceptional Items £m	£m	£m
Turnover	1,681		-	1,681
Trading profit (loss)	148	-	-	148
(after deducting goodwill amortisation)	*(9)*	-	-	*(9)*
Income from associates	25	-	-	25
Profit (loss) on sale of operations		(2)	-	(2)
Fundamental reorganisation costs		-	-	-
Profits (losses) on disposal of fixed assets		2	-	2
Profit (loss) on ordinary activities before interest	173	-	-	173
Net interest payable - Group	(41)	-	-	(41)
- Associates	(16)	-	-	(16)
Profit (loss) on ordinary activities before taxation	116	-	-	116
Taxation	(39)	-	1	(38)
Attributable to minorities	(5)	1	-	(4)
Net profit (loss) for the quarter	72	1	1	74
Dividends				(45)
Profit (loss) retained				29
Profit before goodwill amortisation, taxation and exceptionals	125		-	125
Profit (loss) before taxation and exceptionals	116		-	116
Net Profit (loss) before exceptionals	72		-	72

Earnings (loss) per £1 Ordinary Share:

- before goodwill amortisation and exceptionals	9.3p
- before exceptionals	8.2p
- after exceptionals	8.5p
Weighted average number of shares	869m

IMPERIAL CHEMICAL INDUSTRIES PLC

SEGMENT INFORMATION

TURNOVER

	First Half		Second Quarter	
	2002 £m	2001 £m	2002 £m	2001 £m
National Starch	935	943	481	473
Quest	361	376	178	190
Performance Specialties	422	432	222	213
Paints	1,103	1,118	594	600
International Businesses	2,821	2,869	1,475	1,476
Regional and Industrial	288	473	151	217
Inter-class eliminations	(18)	(21)	(9)	(12)
Total Group External Sales	3,091	3,321	1,617	1,681

IMPERIAL CHEMICAL INDUSTRIES PLC

SEGMENT INFORMATION

TRADING PROFIT BEFORE EXCEPTIONAL ITEMS

BEFORE GOODWILL AMORTISATION

	First Half		Second Quarter	
	2002 **£m**	**2001** **£m**	**2002** **£m**	**2001** **£m**
National Starch	110	105	55	52
Quest	48	60	19	31
Performance Specialties	29	39	15	18
Paints	86	81	61	57
International Businesses	273	285	150	158
Regional and Industrial	(8)	(1)	1	(1)
Total Group Trading Profit	265	284	151	157

AFTER GOODWILL AMORTISATION

	First Half		Second Quarter	
	2002 **£m**	**2001** **£m**	**2002** **£m**	**2001** **£m**
National Starch	101	96	51	48
Quest	48	60	19	31
Performance Specialties	28	38	14	17
Paints	78	73	57	53
International Businesses	255	267	141	149
Regional and Industrial	(8)	(1)	1	(1)
Total Group Trading Profit	247	266	142	148

IMPERIAL CHEMICAL INDUSTRIES PLC

SUMMARY GROUP BALANCE SHEET

	At 30 June 2002 £m	At 31 December 2001 (as restated) £m
ASSETS EMPLOYED		
Intangible fixed assets	593	613
Tangible fixed assets	2,110	2,186
Investments	189	374
Current assets		
Cash and short-term investments	628	460
Other current assets	2,736	2,666
Total assets	6,256	6,299
Creditors due within one year	(3,030)	(3,601)
Total assets less current liabilities	3,226	2,698
FINANCED BY		
Creditors due after more than one year	1,534	1,754
Loans	1,490	1,705
Other creditors	44	49
Provisions for liabilities and charges	1,157	1,257
Minority interests – equity	52	51
Shareholders' funds – equity	483	(364)
Share capital	1,191	728
Reserves	(708)	(1,092)
	3,226	2,698

IMPERIAL CHEMICAL INDUSTRIES PLC

STATEMENT OF GROUP TOTAL RECOGNISED GAINS AND LOSSES

	First Half	
	2002 £m	2001 (as restated) £m
Net profit (loss)	121	98
Parent and subsidiary undertakings	131	65
Associates	(10)	33
Currency translation differences on foreign currency net investments and related loans	(72)	(54)
Taxation on translation differences on foreign currency loans	27	(3)
Total gains and losses for the period	76	41
Prior year adjustment	(81)	
Total gains and losses recognised since last annual report	(5)	

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

	First Half	
	2002 £m	2001 (as restated) £m
Net profit (loss)	121	98
Dividends	(36)	(45)
Retained profit (loss) for the half year	85	53
Issues of ICI Ordinary Shares	807	-
Goodwill movement	-	(8)
Other recognised gains (losses) relating to the half year	(45)	(57)
Net increase/(reduction) to shareholders' funds	847	(12)
Shareholders' funds at beginning of year – equity*	(364)	(249)
Shareholders' funds at end 30 June – equity	483	(261)

*originally £(283)m (2001: £(216)m) restated for prior year adjustment of £(81)m (2001: £(33)m)

IMPERIAL CHEMICAL INDUSTRIES PLC

SUMMARY GROUP CASH FLOW

	First Half	
	2002 £m	2001 £m
Net cash flow from operating activities [1]	109	137
Dividends received from associated undertakings	-	-
Returns on investments and servicing of finance	(119)	(118)
Taxation	(35)	(18)
	(45)	1
Capital expenditure and financial investment	(96)	(108)
Purchase of tangible fixed assets	(107)	(116)
Sale of tangible fixed assets	11	8
	(141)	(107)
Acquisitions	(48)	(87)
Disposals [2]	74	101
Equity dividends paid	(71)	(141)
Cash flow (outflow)/inflow before use of liquid resources and financing	(186)	(234)
Management of liquid resources	(29)	158
Financing - Issue of shares	807	-
- (Decrease) / Increase in debt	(572)	123
(Decrease) / Increase in cash	20	47

Notes on the reconciliation of the FRS1 format above to the cash flow presentation on page 5:

1. Appendix VII, note 9, includes a reconciliation of "net cash flow from operating activities" to the subtotal "operating cash flow after capital expenditure" shown on page 5.

2. The Group received cash consideration of £118m, (2001: £310m). Of this amount, £44m (2001: £209m) was paid against ongoing disposal costs and provisions.

IMPERIAL CHEMICAL INDUSTRIES PLC

RECONCILIATION BETWEEN UK AND US GAAP

The results of the ICI Group are prepared in accordance with UK GAAP. UK GAAP differs in certain respects from US GAAP. Net income calculated in accordance with US GAAP is set out below. Note 43 to the financial statements describes the significant differences between UK GAAP and US GAAP affecting the ICI Group. Under US GAAP, net income for the first half 2002 was a profit of £39m (2001: £60m) compared with a net income of £121m (2001 £98m) under UK GAAP. These differences primarily result from the differing accounting treatment of purchase accounting adjustments, disposal accounting, capitalisation of interest, pensions, foreign exchange, deferred tax, derivative instruments and hedging activities and restructuring costs. SFAS 142, Goodwill and Intangible Assets, has been implemented from 1 January 2002. SFAS 142 eliminates the previous requirement to amortise goodwill and indefinite lived intangible assets, addresses the amortisation of intangible assets with a defined life and the annual impairment testing and recognition for goodwill and intangible assets. The Group has completed the first phase of the standards' transitional impairment test which has indicated that there may be an impairment in the £122m of capitalised goodwill relating to the paints business in Latin America. At this stage the impairment has not been quantified, the Group will complete its impairment test of the goodwill during the second half of 2002 as required by SFAS 142.

	First Half	
	2002 £m	**2001 £m**
Net income after exceptionals - UK GAAP		
Continuing operations	115	108
Discontinued operations	6	(10)
	121	98
Adjustments to conform with US GAAP		
Pension expense	(27)	(23)
Capitalisation of interest less amortisation and disposals	(1)	(1)
Purchase accounting adjustments		
Amortisation of goodwill and intangibles	3	(64)
Disposals and other adjustments*	(40)	(6)
Derivative instruments and hedging activities	(45)	49
Restructuring costs	(1)	1
Foreign exchange	-	-
Share compensation expense	(4)	3
Others	6	6
Deferred taxation arising on US GAAP adjustments	27	(3)
	(82)	(38)
Net income after exceptionals - US GAAP		
Continuing operations	39	60
Discontinued operations	-	-
	39	60

* Principally relates to initial disposal of interests in Huntsman International.

IMPERIAL CHEMICAL INDUSTRIES PLC

NOTES

1. **Basis of Presentation**

The Group's financial statements are prepared under the historical cost convention and in accordance with the Companies Act 1985 and applicable accounting standards. The Group's accounting policies conform with UK Generally Accepted Accounting Principles ("UK GAAP"). The main policies are set out in the accounts section of the annual report.

The financial data presented in this document is for the second quarter 2002, being the three months ended 30 June 2002 together with the year to date then ended.

References to "Comparable" performance excludes the effect of currency translation differences and the impact of acquisitions and divestments on the results reported by the International Businesses. Performance is measured on a consistent basis over two or more financial periods. Comparable results for both 2002 and 2001 are translated at constant exchange rates, which equate to the annual average exchange rates for 2001, and exclude the results of divested businesses and the impact of acquired businesses from the relevant periods.

2. **Basis of segmentation**

Segmental data in this statement is analysed as follows:

Continuing Operations comprising the International Businesses (being National Starch, Quest, Performance Specialties and Paints) and Regional & Industrial. The Regional and Industrial segment comprises the Group's Regional businesses (of which the largest operation is the pure terephthalic acid business in Pakistan) and some ongoing residual activity in the UK relating to legacy management.

3. **Relationship to Statutory Accounts and Audit Status**

The financial information included in this document is unaudited and does not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985.

The statutory accounts for the year ending 31 December 2001 have been reported on by the Company's auditors and have been filed with the Registrar of Companies. The report of the auditors was unqualified and did not contain a statement under section 237 (2) or (3) of the Companies Act 1985.

4. **Forward looking statements**

Certain statements in this press release may be forward-looking statements as that term is defined in the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. These factors include, among other things, the impact of competitive products and pricing, changes in the price of raw materials, the occurrence of major operational problems, the loss of major customers, limitations imposed by our indebtedness and leverage, a credit downgrade by the ratings agencies, contingent liabilities including those arising in connection with recently disposed businesses, risks associated with our international operations, risks of litigation and other factors described in our filings with the SEC.

5. **Interest Cover**

Calculations of interest cover are based on the sum of Group trading profit before goodwill and exceptionals and net associate company income (associate trading profit less associate interest) divided by Group interest cost (excluding associate interest).

6. **Earnings before Interest, Tax, Depreciation and Amortisation ("EBITDA")**

EBITDA is defined as trading profit before interest, tax, depreciation and goodwill amortisation. Management believe EBITDA and related measures of cash flow serve as important financial indicators, however EBITDA should not be considered in isolation, or as an alternative to operating or net income or cash flows from operating activities, in each case, determined in accordance with UK or US GAAP as appropriate.

7. **Trading margin**

Trading margin is calculated as trading profit (before goodwill amortisation, exceptionals, interest and share of profits of associates) expressed as a percentage of sales.

8. **Effective tax rate**

Effective tax rate is calculated as taxation (excluding tax on exceptional items) divided by profit before tax before goodwill amortisation and exceptionals.

9. **Reconciliation of "net cash flow from operating activities" (Appendix VI) to "operating cash flow after capital expenditure" (page 5)**

	First Half	
	2002 £m	**2001 £m**
Net cash flow from operating activities	109	137
Capital expenditure	(107)	(116)
Exclude top-up special pension payment	30	30
Operating cash flow after capital expenditure	32	51

,STRIES PLC
‹T)

BY:

(NAME: DEBJANI JASH)
(TITLE : COMPANY SECRETARY)

DATE: 2 AUGUST 2002